ANNUAL REPORT 2004

OptimumBank Holdings, Inc.

AR/S



05049355

P.E.
12-31-04



RECEIVED
APR 0 4 2005
WASH, D.C.
185
SECTION

OptimumBank Holdings, Inc.





OPTIMUMBANK



2477 East Commercial Boulevard, Fort Lauderdale, FL 33308
phone 954 776-2332 fax 954 776 2281

To Our Shareholders,

We are pleased to report another record year for the Company. Our 2004 net income increased to approximately $1.57 million, or 61%, compared to $974,000 in 2003. Basic and diluted earnings per share were $.60 and $.58, respectively, compared to $.37 per basic and diluted share for 2003. We believe our foundation for the future is now firmly in place.

At December 31, 2004, our assets were $164.6 million with total capital of $16.7 million compared to assets of $135.2 million and total capital of $14.9 million at December 31, 2003. Book value per share at December 31, 2004 was $6.31 compared to $5.70 at December 31, 2003. At December 31, 2004, the Company's loan portfolio amounted to $129.3 million compared to $111.3 million at December 31, 2003.

Our original business strategy focused on real estate lending and offering competitive deposit products, which is where our expertise lies. We have consistently followed our business strategy over a four-year period, resulting in the creation of a solid, high-quality loan portfolio. Over the past four years, our deposit base has grown to $97.7 million and we have originated approximately $238 million in residential and commercial real estate loans. In this same time period, we have significantly enhanced our capital position through earnings and the issuance of capital. Our capital has grown to $16.7 million at December 31, 2004, from $5.7 million when we opened our doors in 2000.

In 2004, we achieved several important milestones:

- ***January 2004-Deerfeld Beach Office Opened*** – we expanded our branch network by opening our third branch banking office in Deerfield Beach, Florida.

- ***May 2004 – OptimumBank Reorganized into a Bank Holding Company*** – the reorganization of our bank into a bank holding company structure provided us with greater flexibility to raise capital and the ability to engage in a broader range of business activities in the future.

- ***September 2004 – OptimumBank Holdings issued $5.0 million in Pooled Trust Preferred Securities*** - the issuance of these securities qualifying as Tier 1 regulatory capital will facilitate our continued growth without the dilution of shareholder ownership.

- ***September 2004 – OptimumBank Holdings, Inc. Moved to New Corporate Headquarters in Fort Lauderdale, Florida*** – our acquisition of a building to house our executive offices and OptimumBank's lending and administrative offices will facilitate future expansion of our business.

As we enter our fifth full year of operations we are very pleased with our progress. We will continue to build the Company using the same business model and we are quite optimistic about our future. Your continued confidence and support is sincerely appreciated.

Yours truly,



Albert J. Finch
Chairman of the Board



Richard L. Browdy
President

SELECTED FINANCIAL DATA
At December 31, or for the Year Then Ended
(Dollars in thousands, except per share figures)

	2004	2003	2002	2001	2000
At Year End:					
Cash and cash equivalents	$ 3,223	539	3,801	5,491	6,476
Securities held to maturity	24,134	16,539	6,550	-	-
Security available for sale	247	246	-	-	-
Loans, net	128,810	111,320	60,537	31,153	6,900
Loans held for sale	509	1,406	2,086	2,745	-
All other assets	7,635	5,129	2,309	1,415	570
Total assets	$ 164,558	135,179	75,283	40,804	13,946
Deposit accounts	97,994	80,744	51,742	28,526	8,205
Federal Home Loan Bank advances	37,650	29,500	9,500	3,800	-
Other borrowings	5,000	8,750	-	-	-
Junior subordinated debenture	5,155	-	-	-	-
All other liabilities	2,036	1,285	415	81	186
Stockholders' equity	16,723	14,900	13,626	8,397	5,555
Total liabilities and stockholders' equity	$ 164,558	135,179	75,283	40,804	13,946
For the Year:					
Total interest income	8,815	6,516	3,989	1,920	108
Total interest expense	4,032	2,986	1,922	1,010	40
Net interest income	4,783	3,530	2,067	910	68
Provision for loan losses	136	204	115	27	146
Net interest income after provision for loan losses	4,647	3,326	1,952	883	(78)
Noninterest income	690	323	243	118	5
Noninterest expenses	2,801	2,075	1,384	1,090	152
Earnings (loss) before income taxes (benefit)	2,536	1,574	811	(89)	(225)
Income taxes (benefit)	966	600	309	(34)	(85)
Net earnings (loss)	$ 1,570	974	502	(55)	(140)
Net earnings (loss) per share, basic	$ .60	.37	.25	(.03)	(.12)
Net earnings per share, diluted	.58	.37	.25	(.03)	(.12)
Weighted-average number of shares outstanding, basic	2,636,324	2,609,248	2,016,680	1,643,500	1,203,300
Weighted-average number of shares outstanding, diluted	2,718,712	2,663,892	2,045,786	1,643,500	1,203,300
Ratios and Other Data:					
Return on average assets (1)	1.06%	.95%	.87%	(0.21%)	(8.83%)
Return on average equity (1)	10.05%	6.99%	5.25%	(0.75%)	(15.11%)
Average equity to average assets	10.53%	13.62%	16.61%	28.49%	58.44%
Net interest margin during the year	3.35%	3.56%	3.77%	3.79%	4.58%
Interest-rate differential during the period	3.05%	3.11%	3.21%	2.40%	.34%
Net yield on average interest-earning assets (1)	6.18%	6.56%	7.27%	8.00%	7.28%
Noninterest expenses to average assets (1)	1.89%	2.03%	2.41%	4.26%	9.59%
Ratio of average interest-earning assets to average interest-bearing liabilities	1.11	1.15	1.16	1.33	2.57
Nonperforming loans and foreclosed real estate as a percentage of total assets at end of period	2.54%	-	-	-	-
Allowance for loan losses as a percentage of total loans at end of period	.49%	.44%	.48%	.56%	2.09%
Total number of banking offices	3	3	1	1	1
Total shares outstanding at end of period	2,650,102	2,613,501	2,564,839	1,841,400	1,234,400
Book value per share at end of period	$ 6.31	5.70	5.31	4.56	4.50

(1) Annualized for the period ended December 31, 2000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2004 and 2003 and the Years Then Ended

General

OptimumBank Holdings, Inc. (the "Company") was formed in 2004 as a Florida corporation to serve as a one-bank holding company for OptimumBank (the "Bank") and acquired all of the shares of the Bank in May 2004 in a statutory share exchange. The Company's only business is the ownership and operation of the Bank which opened in November 2000. The Bank's deposits are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Bank provides community banking services and products to individuals and businesses in Broward, Miami-Dade and southern Palm Beach counties. At December 31, 2004, the Company had total assets of $164.6 million, net loans of $128.8 million, total deposits of $98.0 million and stockholder's equity of $16.7 million. During 2004, the Company had net earnings of $1,570,000.

Critical Accounting Policies

Our financial condition and results of operations are sensitive to accounting measurements and estimates of matters that are inherently uncertain. When applying accounting policies in areas that are subjective in nature, we must use our best judgment to arrive at the carrying value of certain assets. One of the most critical accounting policies applied by us is related to the valuation of our loan portfolio.

A variety of estimates impact the carrying value of our loan portfolio including the calculation of the allowance for loan losses, valuation of underlying collateral, the timing of loan charge-offs and the amount and amortization of loan fees and deferred origination costs.

The allowance for loan losses is one of our most difficult and subjective judgments. The allowance is established and maintained at a level we believe is adequate to cover losses resulting from the inability of borrowers to make required payments on loans. Estimates for loan losses are determined by analyzing risks associated with specific loans and the loan portfolio, current trends in delinquencies and charge-offs, the views of our regulators, changes in the size and composition of the loan portfolio and peer comparisons. The analysis also requires consideration of the economic climate and direction, changes in the interest rate environment which may impact a borrower's ability to pay, legislation impacting the banking industry and economic conditions specific to the tri-county region we serve in Southeast Florida. Because the calculation of the allowance for loan losses relies on our estimates and judgments relating to inherently uncertain events, results may differ from management's estimates.

The allowance for loan losses is also discussed as part of "Results of Operations" and in Note 3 of Notes to the Financial Statements. Our significant accounting policies are discussed in Note 1 of Notes to the Consolidated Financial Statements.

Regulation and Legislation

As a state-chartered commercial bank, the Bank is subject to extensive regulation by the Florida Department of Financial Services ("Florida Office") and the FDIC. We file reports with the Florida Office and the FDIC concerning our activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other financial institutions. Periodic examinations are performed by the Florida Office and the FDIC to monitor our compliance with the various regulatory requirements. The Company is also subject to regulation and examination by the Federal Reserve Board of Governors.

Loan Portfolio, Asset Quality and Credit Risk

Our primary business is making real estate loans. This activity may subject us to potential loan losses, the magnitude of which depends on a variety of economic factors affecting borrowers which are beyond our control. We have instituted detailed loan policies and procedures which include underwriting guidelines to minimize loss exposure. We also have credit review procedures to protect us from avoidable credit losses. We believe our procedures are adequate to insure asset quality and protect against credit risk, but some losses beyond our control will inevitably occur. Since the commencement of operations, we have had no loan charge-offs.

The following table sets forth the composition of our loan portfolio:

	At December 31,			
	2004		2003	
	Amount	% of Total	Amount	% of Total
	(dollars in thousands)			
Residential real estate	$ 61,070	47.38%	$ 57,797	51.88%
Multi-family real estate	10,853	8.42	10,148	9.11
Commercial real estate	38,064	29.53	26,129	23.45
Developed Land	18,169	14.09	16,783	15.06
Commercial	581	.45	490	.44
Consumer and other	162	.13	72	.06
Total loans	128,899	100.00%	111,419	100.00%
Add (deduct):				
Allowance for loan losses	(628)		(492)	
Net deferred loan costs	539		393	
Loans, net	$ 128,810		$ 111,320	

The following table sets forth the activity in the allowance for loan losses (dollars in thousands):

	Year Ended December 31,	
	2004	2003
Beginning balance	$ 492	$ 288
Provision for loan losses	136	204
Loans charged off	-	-
Recoveries on loans	-	-
Ending balance	$ 628	$ 492

We evaluate the allowance for loan losses on a regular basis. It is based upon our periodic review of the collectibility of the existing loan portfolio in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of underlying collateral and prevailing economic conditions. We base the allowance for loan losses on a grading system and also allocate an allowance by loan type based on the aggregate historical loss experience of similar banks. The allowance for loan losses represented .49% and .44% of the total loans outstanding at December 31, 2004 and 2003, respectively.

The following table sets forth our allowance for loan losses by loan type (dollars in thousands):

Allowance for Loan Losses

	At December 31,			
	2004		2003	
	Amount	% of Total Loans	Amount	% of Total Loans
Residential real estate	$ 218	47.38%	$ 202	51.88%
Multi-family real estate	52	8.42	137	9.11
Commercial real estate	240	29.53	60	23.45
Developed land	115	14.09	93	15.06
Commercial	3	.45	-	.44
Consumer and other	-	.13	-	.06
Total allowance for loan losses	$ 628	100.00%	$ 492	100.00%
Allowance for loan losses as a percentage of total loans outstanding	0.49%		0.44%	

There were no nonaccrual loans or loans identified as impaired during the year ended December 31, 2003. Loans identified as impaired at December 31, 2004 and for the year ended December 31, 2004 are as follows (in thousands):

	At December 31, 2004
Gross loans without related allowance for losses	$ 3,268
Gross loans with related allowance for losses recorded	-
Less: Allowance for these loans	-
Net investment in impaired loans	$ 3,268
Total nonaccrual loans	$ 3,268
Total loans past due 90 days or more and still accruing interest	$ -

	Year Ended December 31, 2004
Average net investment in impaired loans	$ 928
Interest income recognized on impaired loans	$ -
Interest income received on impaired loans	$ -

Liquidity and Capital Resources

Liquidity represents an institution's ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Our ability to respond to the needs of depositors and borrowers and to benefit from investment opportunities is facilitated through liquidity management.

Our primary source of cash during the year ended December 31, 2004 was from net deposit inflows of $17.3 million. Cash was used primarily to originate real estate loans during this period. Net loans increased $17.9 million for the year ended December 31, 2004. In order to increase our core deposits, we have priced our deposit rates competitively. We will adjust rates on our deposits to attract or retain deposits as needed. In addition to obtaining funds from depositors in our market area, from time to time we have utilized brokers to obtain deposits outside our market area.

In addition to obtaining funds from depositors, we may borrow funds from other financial institutions. We are a member of the Federal Home Loan Bank of Atlanta, which allows us to borrow funds under a pre-arranged line of credit equal to 25% of the Bank's total assets. As of December 31, 2004, we had $37.7 million in borrowings outstanding from the Federal Home Loan Bank of Atlanta to facilitate loan fundings and manage our asset and liability structure. In addition, we have an unsecured "federal funds" line of credit with Independent Bankers Bank of Florida totaling $2.5 million, none of which was outstanding at December 31, 2004. This credit line is normally used to meet short-term funding demands. At December 31, 2004, we sold securities under an agreement to repurchase totaling $5,000,000. These borrowings are collateralized by a security held to maturity with a carrying value of $5.7 million at December 31, 2004. We also received proceeds of $5,155,000 through the issuance of a junior subordinated debenture to and the sale of trust preferred securities by an unconsolidated subsidiary of the Company during 2004. The debenture qualifies as Tier 1 capital under the Federal Reserve Board guidelines. We believe our liquidity sources are adequate to meet our operating needs.

Securities

Our securities portfolio is comprised of U.S. Government agency securities, mortgage-backed securities, and a State of Israel bond. The securities portfolio is categorized as either "held to maturity", "available for sale", or "trading." Securities held to maturity represent those securities which we have the positive intent and ability to hold to maturity. These securities are carried at amortized cost. Securities available for sale represent those investments which may be sold for various reasons including changes in interest rates and liquidity considerations. These securities are reported at fair market value and unrealized gains and losses are excluded from earnings and reported in other comprehensive income. Trading securities are held primarily for resale and are recorded at their fair values. Unrealized gains or losses on trading securities are included immediately in earnings.

The following table sets forth the amortized cost and fair value of our securities portfolio (dollars in thousands):

	Amortized Cost	Fair Value
At December 31, 2004:		
Securities held to maturity-		
Mortgage-backed securities	$ 24,134	24,065
Available for sale -		
Mutual fund..	$ 250	247
At December 31, 2003:		
Securities held to maturity-		
Mortgage-backed securities	$ 16,539	16,502
Available for sale -		
Mutual fund..	$ 250	246

The following table sets forth, by maturity distribution, certain information pertaining to the securities portfolio (dollars in thousands):

	Within One Year	After One But Within Five Years	After Five Years Through Ten Years	After Ten Years	Total	Yield
At December 31, 2004:						
Mortgage-backed securities	$ -	-	-	24,134	24,134	4.35%

Regulatory Capital Adequacy

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the Federal and state banking agencies. As of December 31, 2004, the most recent notification from the regulatory authorities categorized our Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percentages as set forth in the following tables. There are no conditions or events since that notification that management believes have changed our category. Prompt corrective action provisions are not applicable to bank holding companies.

The following table sets forth for the Company and the Bank the amount and the percentage of our actual regulatory capital, regulatory capital for capital adequacy purposes, and the minimum regulatory capital to be well capitalized under the prompt corrective action provisions of the Federal regulations.

REGULATORY CAPITAL REQUIREMENTS

	Actual		For Capital Adequacy Purposes		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	%	Amount	%	Amount	%
As of December 31, 2004:						
Total capital to Risk-Weighted assets:						
Company	$ 22,329	20.68%	$ 8,639	8.00%	$ N/A	10.00%
Bank	22,207	20.57	8,636	8.00	10,795	10.00
Tier I Capital to Risk-Weighted Assets:						
Company	21,701	20.10	4,320	4.00	N/A	N/A
Bank	21,579	19.99	4,318	4.00	6,477	6.00
Tier I Capital to Total Assets:						
Company	21,701	13.49	6,433	4.00	N/A	N/A
Bank	21,579	13.42	6,433	4.00	8,041	5.00
As of December 31, 2003:						
Total capital to Risk-Weighted assets	15,389	16.71	7,368	8.00	9,210	10.00
Tier I Capital to Risk-Weighted Assets	14,896	16.17	3,685	4.00	5,528	6.00
Tier I Capital to Total Assets	14,896	12.02	4,956	4.00	6,195	5.00

Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. Our market risk arises primarily from interest-rate risk inherent in our lending and deposit-taking activities. We do not engage in securities trading or hedging activities and do not invest in interest-rate derivatives or enter into interest rate swaps.

We may utilize financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our customers. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on- and off-balance-sheet transactions are aggregated, and the resulting net positions are identified. Disclosures about the fair value of financial instruments, which reflect changes in market prices and rates, can be found in Note 8 of Notes to Consolidated Financial Statements.

Our primary objective in managing interest-rate risk is to minimize the potential adverse impact of changes in interest rates on our net interest income and capital, while adjusting our asset-liability structure to obtain the maximum yield-cost spread on that structure. We actively monitor and manage our interest-rate risk exposure by managing our asset and liability structure. However, a sudden and substantial increase in interest rates may adversely impact our earnings, to the extent that the interest-earning assets and interest-bearing liabilities do not change or reprice at the same speed, to the same extent, or on the same basis.

We use modeling techniques to simulate changes in net interest income under various rate scenarios. Important elements of these techniques include the mix of floating versus fixed-rate assets and liabilities, and the scheduled, as well as expected, repricing and maturing volumes and rates of the existing balance sheet.

Asset Liability Management

As part of our asset and liability management, we have emphasized establishing and implementing internal asset-liability decision processes, as well as control procedures to aid in managing our earnings. Management believes that these processes and procedures provide us with better capital planning, asset mix and volume controls, loan-pricing guidelines, and deposit interest-rate guidelines, which should result in tighter controls and less exposure to interest-rate risk.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest-rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. The gap ratio is computed as the amount of rate sensitive assets less the amount of rate sensitive liabilities divided by total assets. A gap is considered positive when the amount of interest-rate sensitive assets exceeds interest-rate sensitive liabilities. A gap is considered negative when the amount of interest-rate sensitive liabilities exceeds interest-rate sensitive assets. During a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. During a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would adversely affect net interest income.

In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on the results of operations, our management continues to monitor our assets and liabilities to better match the maturities and repricing terms of our interest-earning assets and interest-bearing liabilities. Our policies emphasize the origination of adjustable-rate loans, building a stable core deposit base and, to the extent possible, matching deposit maturities with loan repricing timeframes or maturities.

The following table sets forth certain information relating to our interest-earning assets and interest-bearing liabilities at December 31, 2004, that are estimated to mature or are scheduled to reprice within the period shown (dollars in thousands):

GAP MATURITY / REPRICING SCHEDULE

	One Year or Less	More than One Year and Less than Five Years	More than Five Years and Less than Fifteen Years	Over Fifteen Years	Total
Loans (1):					
Residential real estate loans	$ 13,120	47,697	253	-	61,070
Multi-family real estate loans	706	9,848	299	-	10,853
Commercial real estate loans	7,840	29,987	237	-	38,064
Developed land	7,712	10,457	-	-	18,169
Commercial	581	-	-	-	581
Consumer loans	162	-	-	-	162
Loans held for sale	509	-	-	-	509
Total loans	30,630	97,989	789	-	129,408
Federal funds sold	2,840	-	-	-	2,840
Securities (2)	247	11,479	8,950	3,705	24,381
Federal Home Loan Bank stock	1,965	-	-	-	1,965
Total rate-sensitive assets	35,682	109,468	9,739	3,705	158,594
Deposit accounts (3):					
Money-market deposits	3,840	-	-	-	3,840
Interest-bearing checking deposits	1,598	-	-	-	1,598
Savings deposits	2,653	-	-	-	2,653
Time deposits	47,384	41,961	-	-	89,345
Total deposits	55,475	41,961			97,436
Federal Home Loan Bank advances	-	37,650	-	-	37,650
Other borrowings	3,000	2,000	-	-	5,000
Junior subordinated debenture	-	5,155	-	-	5,155
Total rate-sensitive liabilities	58,475	86,766	-	-	145,241
GAP (repricing differences)	$(22,793)	22,702	9,739	3,705	13,353
Cumulative GAP	$(22,793)	(91)	9,648	13,353	
Cumulative GAP/total assets	(13.85)%	(.01)%	5.86 %	8.11%	

(1) In preparing the table above, adjustable-rate loans are included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed-rate loans are scheduled, including repayment, according to their maturities.

(2) Securities are scheduled through the repricing date.

(3) Money-market, interest-bearing checking and savings deposits are regarded as readily accessible withdrawable accounts. All other time deposits are scheduled through the maturity dates.

The following table sets forth loan maturities by type of loan at December 31, 2004 (dollars in thousands):

	One Year or Less	After One But Within Five Years	After Five Years	Total
Residential real estate	$ -	2,960	58,110	61,070
Multi-family real estate	446	-	10,407	10,853
Commercial real estate	2,488	5,619	29,957	38,064
Developed land	2,100	6,075	9,994	18,169
Commercial-	-	581	-	581
Consumer and other	162	-	-	162
Loans held for sale	-	-	509	509
Total	$ 5,196	15,235	108,977	129,408

The following table sets forth the maturity or repricing of loans by interest type at December 31, 2004 (dollars in thousands):

	One Year or Less	After One But Within Five Years	After Five Years	Total
Fixed interest rate	$ 3,446	3,628	237	7,311
Variable interest rate	1,750	11,607	108,231	121,588
Loans held for sale	-	-	509	509
Total	$ 5,196	15,235	108,977	129,408

Scheduled contractual principal repayments of loans do not reflect the actual life of such assets. The average life of loans is substantially less than their average contractual terms due to prepayments. In addition, due-on-sale clauses on loans generally give us the right to declare a conventional loan immediately due and payable in the event, among other things, that the borrower sells real property subject to a mortgage and the loan is not repaid. The average life of mortgage loans tends to increase, however, when current mortgage loan rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when rates on existing mortgages are substantially higher than current mortgage rates.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

We are party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and undisbursed loans in process. At December 31, 2004, we had outstanding commitments to originate real estate loans totaling $10.5 million and undisbursed loans in process totaling $879,000. These instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amounts recognized in the consolidated balance sheet. The contractual amounts of those instruments reflect the extent of the Company's involvement in particular classes of financial instruments.

Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. We use the same credit policies in making commitments as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed-expiration dates or other termination clauses and may require payment of a fee. Since certain commitments expire without being drawn upon, the total committed amounts do not necessarily represent future cash requirements. We evaluate each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if we deem it necessary upon extension of credit, is based on management's credit evaluation of the counterparty.

The following is a summary of the Bank's contractual obligations, including certain on-balance sheet obligations, at December 31, 2004 (in thousands):

	Payments Due by Period				
Contractual Obligations	**Total**	**Less Than 1 Year**	**1-3 Years**	**3-5 Years**	**More Than 5 Years**
Federal Home Loan Bank advances	$ 37,650	-	6,700	3,000	27,950
Junior subordinated debenture	5,155	-	-	5,155	-
Other borrowings	5,000	3,000	2,000		
Operating leases	557	59	118	120	260
Loan commitments	10,536	10,536	-	-	-
Undisbursed loans in process	879	879	-	-	-
Total	$ 59,777	14,474	8,818	8,275	28,210

Deposits

Deposits traditionally are the primary source of funds for our use in lending, making investments and meeting liquidity demands. We have focused on raising time deposits primarily within our market area, which is the tri-county area of Broward, Miami-Dade and Palm Beach counties. However, we offer a variety of deposit products, which we promote within our market area. Net deposits increased $17.3 million and $29.0 million, for the years ended December 31, 2004 and 2003, respectively.

We use brokered deposits to facilitate mortgage loan fundings in circumstances when larger than anticipated loan volumes occur and there is limited time to fund the additional loan demand through traditional deposit solicitation. In general, brokered deposits can be obtained in one to three days. The rates paid on these deposits are typically equal to or slightly less than the high end of the interest rates in our market area. Brokered deposits amounted to $6.4 million and $7.2 million as of December 31, 2004 and December 31, 2003, respectively.

The following table displays the distribution of the Bank's deposits and the average interest rate paid at December 31, 2004 and 2003 (dollars in thousands):

	At December 31,			
	2004		2003	
	Amount	% of Deposits	Amount	% of Deposits
Noninterest-bearing demand deposits	$ 558	.57%	$ 747	.93%
Interest-bearing demand deposits	1,662	1.70	1,327	1.64
Money-market deposits	3,840	3.92	3,916	4.85
Savings	2,589	2.64	1,193	1.48
Subtotal	8,649	8.83	7,183	8.90
Time deposits:				
1.00% – 1.99%	$ 3,463	3.53%	$ 6,133	9.07%
2.00% – 2.99%	36,393	37.14	25,363	29.19
3.00% – 3.99%	25,451	25.97	17,107	22.73
4.00% – 4.99%	15,028	15.33	11,969	13.23
5.00% – 5.99%	8,365	8.54	11,767	16.51
6.00% – 6.99%	575	.59	1,222	.37
7.00% – 7.99%	70	.07	-	-
Total time deposits (1)	89,345	91.17	73,561	91.10
Total deposits	$ 97,994	100.00%	$ 80,744	100.00%

Included are Individual Retirement Accounts (IRA's) totaling $6,575,000 and $4,946,000 at December 31, 2004 and 2003, respectively, all of which are in the form of time deposits.

Deposits of $100,000 or more, or Jumbo Time Deposits, are generally considered a more unpredictable source of funds. The following table sets forth our maturity distribution of deposits of $100,000 or more at December 31, 2004 and 2003 (dollars in thousands):

	At December 31,	
	2004	2003
Due three months or less	$ 3,308	2,975
Due more than three months to six months	5,082	2,794
More than six months to one year	6,133	5,806
One to five years	12,478	12,777
Total	$ 27,001	24,352

ANALYSIS OF RESULTS OF OPERATIONS

Our operating results depend primarily on our net interest income, which is the difference between interest income on interest-earning assets, (i.e., loans and investments) and interest expense paid on interest-bearing liabilities, (i.e., deposits and borrowings). Net interest income is determined by the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest-rate spread") and the relative amounts of interest-earning assets and interest-bearing liabilities. Our interest-rate spread is affected by regulatory, economic, and competitive factors that influence interest rates, loan demand, and deposit flows. Our net earnings are also affected by the level of nonperforming loans and foreclosed real estate, as well as the level of our noninterest income, and our noninterest expenses, such as salaries and employee benefits, occupancy and equipment costs and income taxes.

The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income from interest-earning assets and the resultant average yield; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average cost; (iii) net interest income; (iv) interest rate spread; and (v) net interest margin. Average balances are based on average daily balances (dollars in thousands):

	Years Ended December 31,					
	2004			2003		
	Average Balance	Interest and Dividends	Average Yield/ Rate	Average Balance	Interest and Dividends	Average Yield/ Rate
Interest-earning assets:						
Loans	$ 118,887	7,876	6.62%	$ 88,759	6,194	6.98%
Securities	18,641	838	4.50	7,064	254	3.59
Other interest-earning assets (1)	5,156	101	1.96	3,480	68	1.95
Total interest-earning assets/ interest income	142,684	8,815	6.18	99,303	6,516	6.56
Cash and due from banks	417			529		
Premises and equipment	2,857			991		
Other assets	2,432			1,416		
Total assets	$ 148,390			$ 102,239		
Interest-bearing liabilities:						
Savings, NOW and money-market deposits	8,703	110	1.26	6,255	92	1.47
Time deposits	82,106	2,727	3.32	60,629	2,253	3.72
Borrowings (4)	37,806	1,195	3.16	19,659	641	3.26
Total interest-bearing liabilities/ interest expense	128,615	4,032	3.13	86,543	2,986	3.45
Noninterest-bearing demand deposits	959			489		
Other liabilities	3,193			1,279		
Stockholders' equity	15,623			13,928		
Total liabilities and stockholders' equity	$ 148,390			$ 102,239		
Net interest income		$ 4,783			$ 3,530	
Interest rate spread (2)			3.05%			3.11%
Net interest margin (3)			3.35%			3.56%

(1) Includes interest-earning deposits with banks, Federal funds sold and Federal Home Loan Bank stock dividends.
(2) Interest rate spread represents the difference between average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(3) Net interest margin is net interest income divided by average interest-earning assets.
(4) Includes Federal Home Loan Bank advances, junior subordinated debenture and securities sold under an agreement to repurchase.

RATE/VOLUME ANALYSIS

The following tables set forth certain information regarding changes in interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (change in rate multiplied by prior volume), (2) changes in volume (change in volume multiplied by prior rate) and (3) changes in rate-volume (change in rate multiplied by change in volume) (dollars in thousands):

	Year Ended December 31, 2004 versus 2003			
	Increases (Decreases) Due to Change In:			
	Rate	Volume	Rate/ Volume	Total
Interest income:				
Loans	$(314)	2,103	(107)	1,682
Securities	64	416	104	584
Other interest-earning assets	-	33	-	33
Total interest income	(250)	2,552	(3)	2,299
Interest expense:				
Savings, NOW and money-market	(13)	36	(5)	18
Time deposits	(239)	798	(85)	474
Borrowings	(20)	591	(17)	554
Total interest expense	(272)	1,425	(107)	1,046
Net interest income	$ 22	1,127	104	1,253

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

General. Net earnings for the year ended December 31, 2004, were $1,570,000 or $.60 per basic and $.58 per diluted share compared to net earnings of $974,000 or $.37 per basic and diluted share for the year ended December 31, 2003. This increase in the Company's net earnings was primarily due to an increase in net interest income and noninterest income which was partially offset by an increase in noninterest expenses, all of which were due to the overall growth of the Company.

Interest Income. Interest income increased to $8.8 million for the year ended December 31, 2004 from $6.5 million for the year ended December 31, 2003. Interest income on loans increased to $7.9 million due primarily to an increase in the average loan portfolio balance for the year ended December 31, 2004, partially offset by a decrease in the average yield earned from 6.98% for the year ended December 31, 2003 to 6.62% for the year ended December 31, 2004. Interest on securities increased to $838,000 due to an increase in the average balance and average yield during the year ended December 31, 2004.

Interest Expense. Interest expense on deposit accounts increased to $2.8 million for the year ended December 31, 2004, from $2.3 million for the year ended December 31, 2003. Interest expense increased primarily because of an increase in the average balance of deposits during 2004, partially offset by a decrease in the average rate paid on deposits during 2004. Interest expense on borrowings increased to $1.2 million for the year ended December 31, 2004 from $641,000 for the year ended December 31, 2003 due to an increase in the average balance of Federal Home Loan Bank advances and the junior subordinated debenture.

Provision for Loan Losses. The provision for loan losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by us, industry standards, the amount of nonperforming loans, general economic conditions, particularly as they relate to our market areas, and other factors related to the estimated collectibility of our loan portfolio. The provision for the year ended December 31, 2004, was $136,000 compared to $204,000 for the same period in 2003. Management believes the balance in the allowance for loan losses of $628,000 at December 31, 2004, is adequate.

Noninterest Income. Total noninterest income increased to $690,000 for the year ended December 31, 2004, from $323,000 for the year ended December 31, 2003 primarily as a result of an increase in prepayment fees collected of $350,000.

Noninterest Expenses. Total noninterest expenses increased to $2.8 million for the year ended December 31, 2004 from $2.1 million for the year ended December 31, 2003, primarily due to an increase in salaries and employee benefits of $371,000 and an increase in occupancy of $172,000 all due to the continued growth of the Company.

Income Taxes. Income taxes for the year ended December 31, 2004, were $966,000 (an effective rate of 38.1%) compared to income taxes of $600,000 (an effective rate of 38.1%) for the year ended December 31, 2003.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

Market for the Registrant's Common Equity and Related Stockholder Matters

Our common stock has been traded on the NASDAQ SmallCap Market, currently under the symbol "OPHC," since May 8, 2003. Prior to May 8, 2003, there was no established trading market for our common stock. Prior to the reorganization of the Bank as a wholly owned subsidiary of the Company on May 6, 2005, the Bank's common stock traded under the symbol "OPBK." The table below presents the high and low bid prices on the Company and the Bank's common stock in 2003 and 2004.

Year	Quarter	High	Low
2003	Second	$ 12.90	$ 8.96
	Third	$ 11.50	$ 9.06
	Fourth	$ 13.45	$ 9.30
2004	First	$ 9.50	$ 8.04
	Second	$ 12.90	$ 8.96
	Third	$ 11.50	$ 9.06
	Fourth	$ 13.45	$ 9.30

We had approximately 248 registered holders of record as of December 31, 2004.

We have not paid any cash dividends in the past. We intend that, for the foreseeable future, we will retain earnings to finance continued growth rather than pay cash dividends on our common stock.

As a state chartered bank, the Bank is subject to dividend restrictions set by Florida law and the Federal Deposit Insurance Corporation. Except with the prior approval of the Florida Department of Financial Services, all dividends of any Florida bank must be paid out of retained net profits from the current period and the previous two years, after deducting expenses, including losses and bad debts. In addition, a state-chartered bank in Florida is required to transfer at least 20% of its net income to surplus until its surplus equals the amount of paid-in capital. Under the Federal Deposit Insurance Act, an FDIC-insured institution may not pay any dividend if payment would cause it to become undercapitalized or while it is undercapitalized.

Selected Quarterly Results

Selected quarterly results of operations for the four quarters ended December 31, 2004 and 2003 are as follows (in thousands, except share amounts):

	2004				2003			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$ 2,321	2,254	2,093	2,147	1,975	1,801	1,462	1,278
Interest expense	1,143	995	943	951	885	827	685	589
Net interest income	1,178	1,259	1,150	1,196	1,090	974	777	689
Provision for loan losses	29	52	25	30	34	87	48	35
Net interest income after provision for loan losses	1,149	1,207	1,125	1,166	1,056	887	729	654
Noninterest income	159	115	195	221	104	85	70	64
Noninterest expense	697	712	690	702	579	548	506	442
Earnings before income taxes	611	610	630	685	581	424	293	276
Net earnings	378	379	389	424	495	262	112	105
Basic earnings per common share	.15	.14	.15	.16	.13	.10	.07	.07
Diluted earnings per common share	.14	.14	.14	.16	.13	.10	.07	.07

OPTIMUMBANK HOLDINGS, INC. AND SUBSIDIARY

Fort Lauderdale, Florida

Audited Consolidated Financial Statements

December 31, 2004 and 2003 and for the Years Then Ended

(Together with Independent Auditors' Report)

Index to Financial Statements

OPTIMUMBANK HOLDINGS, INC. AND SUBSIDIARY

Consolidated Balance Sheets
(Dollars in thousands, except share amounts)

	December 31, 2004	December 31, 2003
Assets		
Cash and due from banks	$ 383	$ 331
Federal funds sold	2,840	208
Total cash and cash equivalents	3,223	539
Securities held to maturity (fair value approximates $24,065 and $16,502)	24,134	16,539
Security available for sale	247	246
Loans, net of allowance for loan losses of $628 and $492	128,810	111,320
Loans held for sale	509	1,406
Federal Home Loan Bank stock	1,965	1,525
Premises and equipment, net	4,114	1,912
Accrued interest receivable	878	1,224
Other assets	678	468
Total assets	$ 164,558	$ 135,179
Liabilities and Stockholders' Equity		
Liabilities:		
Noninterest-bearing demand deposits	$ 558	$ 747
Savings, NOW and money-market deposits	8,091	6,436
Time deposits	89,345	73,561
Total deposits	97,994	80,744
Federal Home Loan Bank advances	37,650	29,500
Other borrowings	5,000	8,750
Junior subordinated debenture	5,155	-
Other liabilities	522	262
Official checks	1,209	439
Deferred income tax liability	305	584
Total liabilities	147,835	120,279
Commitments and contingencies (Notes 4, 8 and 15)		
Stockholders' equity:		
Common stock, $.01 par value; 6,000,000 shares authorized, 2,650,102 and 2,613,501 shares issued and outstanding	27	26
Additional paid-in capital	14,051	13,800
Retained earnings	2,648	1,078
Accumulated other comprehensive income (loss)	(3)	(4)
Total stockholders' equity	16,723	14,900
Total liabilities and stockholders' equity	$ 164,558	$ 135,179

See Accompanying Notes to Consolidated Financial Statements.

OPTIMUMBANK HOLDINGS, INC. AND SUBSIDIARY

Consolidated Statements of Earnings
(In thousands)

	Year Ended December 31,	
	2004	2003
Interest income:		
Loans	$ 7,876	$ 6,194
Securities	838	254
Other	101	68
Total interest income	8,815	6,516
Interest expense:		
Deposits	2,837	2,345
Borrowings	1,195	641
Total interest expense	4,032	2,986
Net interest income	4,783	3,530
Provision for loan losses	136	204
Net interest income after provision for loan losses	4,647	3,326
Noninterest income:		
Service charges and fees	129	122
Loan prepayment fees	541	191
Other	20	10
Total noninterest income	690	323
Noninterest expenses:		
Salaries and employee benefits	1,577	1,206
Occupancy and equipment	468	296
Data processing	161	134
Professional fees	161	99
Insurance	58	47
Stationary and supplies	55	36
Other	321	257
Total noninterest expenses	2,801	2,075
Earnings before income taxes	2,536	1,574
Income taxes	966	600
Net earnings	$ 1,570	$ 974
Net earnings per share:		
Basic	$ .60	$ .37
Diluted	$ .58	$ .37

See Accompanying Notes to Consolidated Financial Statements.

OPTIMUMBANK HOLDINGS, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2004 and 2003
(Dollars in thousands)

	Common Stock		Additional Paid-In	Retained	Accumulated Other Compre-hensive Income	Total Stockholders'
	Shares	Amount	Capital	Earnings	(Loss)	Equity
Balance at December 31, 2002	2,564,839	$ 26	$ 13,496	$ 104	$ -	$ 13,626
Proceeds from sale of common stock, net of offering costs of $26	48,662	-	304	-	-	304
Comprehensive income:						
Net earnings	-	-	-	974	-	974
Net change in unrealized loss on securities available for sale	-	-	-	-	(4)	(4)
Comprehensive income						970
Balance at December 31, 2003	2,613,501	$ 26	$ 13,800	$ 1,078	$ (4)	$ 14,900
Proceeds from sale of common stock	1,534	-	15	-	-	15
Proceeds from exercise of common stock options	35,067	1	236	-	-	237
Comprehensive income:						
Net earnings	-	-	-	1,570	-	1,570
Net change in unrealized loss on securities available for sale	-	-	-	-	1	1
Comprehensive income						1,571
Balance at December 31, 2004	2,650,102	$ 27	$ 14,051	$ 2,648	$ (3)	$ 16,723

See Accompanying Notes to Consolidated Financial Statements.

OPTIMUMBANK HOLDINGS, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31, 2004	2003
Cash flows from operating activities:		
Net earnings	$ 1,570	$ 974
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation and amortization	188	99
Provision for loan losses	136	204
Net amortization of fees, premiums and discounts	214	324
Deferred income taxes	(279)	517
Repayments of loans held for sale	897	680
Decrease (increase) in accrued interest receivable	346	(511)
(Increase) decrease in other assets	(210)	99
Increase in official checks and other liabilities	1,084	353
Net cash provided by operating activities	3,946	2,739
Cash flows from investing activities:		
Purchases of securities held to maturity	(11,018)	(14,908)
Principal repayments and calls of securities held to maturity	3,440	4,817
Purchase of security available for sale	-	(250)
Net increase in loans	(17,857)	(51,209)
Purchase of premises and equipment	(2,390)	(1,457)
Purchase of Federal Home Loan Bank stock	(440)	(1,050)
Net cash used in investing activities	(28,265)	(64,057)
Cash flows from financing activities:		
Net increase in deposits	17,250	29,002
Net (decrease) increase in other borrowings	(3,750)	8,750
Proceeds from sale of common stock, net	15	304
Net increase in Federal Home Loan Bank advances	8,150	20,000
Issuance of junior subordinated debenture	5,155	-
Proceeds from exercise of common stock options	183	-
Net cash provided by financing activities	27,003	58,056
Net increase (decrease) in cash and cash equivalents	2,684	(3,262)
Cash and cash equivalents at beginning of the year	539	3,801
Cash and cash equivalents at end of the year	$ 3,223	$ 539
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Interest	$ 4,013	$ 2,949
Income taxes	$ 1,033	$ -
Noncash transactions:		
Change in accumulated other comprehensive income, net change in unrealized loss on security available for sale	$ 1	$ (4)
Tax benefit from common stock options exercised	$ 54	$ -

See Accompanying Notes to Consolidated Financial Statements.

(1) Summary of Significant Accounting Policies

Organization. OptimumBank Holdings, Inc. (the "Holding Company") is a one-bank holding company and owns 100% of OptimumBank (the "Bank"), a state (Florida)-chartered commercial bank (collectively, the "Company"). The Holding Company's only business is the operation of the Bank. The Bank's deposits are insured by the Federal Deposit Insurance Corporation. The Bank offers a variety of community banking services to individual and corporate customers through its three banking offices located in Broward County, Florida.

The Holding Company was formed on March 23, 2004 and on April 29, 2004, the Bank's stockholders approved a plan of corporate reorganization under which the Bank became a wholly-owned subsidiary of the Holding Company. Effective May 6, 2004, the Bank's stockholders exchanged their common shares for shares of the Holding Company. As a result, all of the previously issued $2.50 par value common shares of the Bank were exchanged for 2,633,310 shares of the $.01 par value common shares of the Holding Company. The Holding Company's acquisition of the Bank has been accounted for as a combination of entities under common control at historical cost, similar to a pooling of interests and, accordingly, the financial data for all periods presented include the results of the Bank.

Basis of Presentation. The accompanying consolidated financial statements include the accounts of the Holding Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting practices of the Company conform to U.S. generally accepted accounting principles and to general practices within the banking industry. The following summarizes the more significant of these policies and practices:

Use of Estimates. In preparing consolidated financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

Cash and Cash Equivalents. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold, both of which mature within ninety days.

The Company is required by law or regulation to maintain cash reserves in the form of vault cash or in accounts with other banks. There were no reserve balances required at December 31, 2004 and 2003.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Securities. Securities may be classified as either trading, held to maturity or available for sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in earnings. Held to maturity securities are those which management has the positive intent and ability to hold to maturity and are reported at amortized cost. Available for sale securities consist of securities not classified as trading securities nor as held to maturity securities. Unrealized holding gains and losses, on available for sale securities are reported as a net amount in accumulated other comprehensive income (loss) in stockholders' equity until realized. Gains and losses on the sale of available for sale securities are determined using the specific-identification method. Premiums and discounts on securities available for sale and held to maturity are recognized in interest income using the interest method over the period to maturity.

Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs.

Commitment fees, and loan origination fees are deferred and certain direct origination costs are capitalized. Both are recognized as an adjustment of the yield of the related loan.

The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the loan is well collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Allowance for Loan Losses, Continued. The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial real estate, developed land, multi-family real estate and commercial loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral-dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Loans Held for Sale. Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to earnings. At December 31, 2004 and 2003, fair value exceeded book value in the aggregate.

Premises and Equipment. Land is stated at cost. Buildings and improvements, furniture, fixtures, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization expense are computed using the straight-line method over the estimated useful life of each type of asset or lease term, if shorter.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Preferred Securities of Unconsolidated Subsidiary Trust. On September 30, 2004, the Company acquired the common stock of OptimumBank Holdings Capital Trust I (Issuer Trust), an unconsolidated subsidiary trust. The Issuer Trust used the proceeds from the issuance of $5,000,000 of its preferred securities to third-party investors and common stock to acquire a $5,155,000 debenture issued by the Company. This debenture and certain capitalized costs associated with the issuance of the preferred stock comprise the Issuer Trust's only assets and the interest payments from the debentures finance the distributions paid on the preferred securities. The Company recorded the debenture in "Junior Subordinated Debenture" and its equity interest in the business trusts in "Other assets" on the consolidated balance sheets.

The Company has entered into agreements which, taken collectively, fully and unconditionally guarantee the preferred securities of the Issuer Trust subject to the terms of the guarantee.

The debenture held by the Issuer Trust currently qualifies as Tier I capital under Federal Reserve Board guidelines.

Transfer of Financial Assets. Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences between revenues and expenses reported for financial statement and those reported for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are provided against assets which are not likely to be realized.

The Holding Company and its subsidiary file a consolidated income tax return. Income taxes are allocated proportionately to the Holding Company and subsidiary as though separate income tax returns were filed.

Advertising. The Company expenses all media advertising as incurred.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Stock Compensation Plans. Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure (collectively, "SFAS No. 123") encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"), whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. The Company accounts for their stock option plans under the recognition and measurement principles of APB No. 25. No stock-based employee compensation cost is reflected in net earnings, as all options granted under those plans had an exercise price which approximated the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation (in thousands, except per share amounts).

	Year Ended December 31,	
	2004	2003
Net earnings, as reported	$ 1,570	$ 974
Deduct: Total stock-based employee compensation determined under the fair value based method for all awards, net of related tax effect	162	73
Proforma net earnings	$ 1,408	$ 901
Basic earnings per share:		
As reported	$ .60	$ .37
Proforma	$ .53	$ .35
Diluted earnings per share:		
As reported	$ .58	$ .37
Proforma	$ .52	$ .34

(continued)

(1) Summary of Significant Accounting Policies, Continued

Stock Compensation Plans, Continued. In order to calculate the fair value of the options granted using the Black-Scholes option pricing model, it was assumed that the risk-free interest rate was 5.2% in 2004 and 4.65% in 2003, there would be no dividends paid by the Company over the exercise period, the expected life of the options would be the entire exercise period and stock volatility was .11% in 2004 and 2003. For purposes of pro forma disclosures, the estimated fair value is included in expense in the period vesting occurs (in thousands, except per share amounts).

	Year Ended December 31,	
	2004	2003
Grant-date fair value of options issued during the year	$ 427	$ 47
Per share value of options at grant date	$ 3.43	$ 3.14

Earnings Per Share. Basic earnings per share is computed on the basis of the weighted-average number of common shares outstanding. Diluted earnings per share is computed based on the weighted-average number of shares outstanding plus the effect of outstanding stock options, computed using the treasury stock method. Earnings per common share have been computed based on the following:

	Year Ended December 31,	
	2004	2003
Weighted-average number of common shares outstanding used to calculate basic earnings per common share	2,636,324	2,609,248
Effect of dilutive stock options	82,388	54,644
Weighted-average number of common shares outstanding used to calculate diluted earnings per common share	2,718,712	2,663,892

Off-Balance-Sheet Financial Instruments. In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and undisbursed loans in process. Such financial instruments are recorded in the consolidated financial statements when they are funded.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Fair Values of Financial Instruments. The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument or may not necessarily represent the underlying fair value of the Company. The following methods and assumptions were used by the Company in estimating fair values of financial instruments disclosed herein:

Cash and Cash Equivalents. The carrying amounts of cash and cash equivalents approximate their fair value.

Securities. Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Federal Home Loan Bank Stock. Fair value of the Company's investment in Federal Home Loan Bank stock is based on its redemption value, which is its cost of $100 per share.

Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed-rate mortgage (e.g. one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit Liabilities. The fair values disclosed for demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of aggregated expected monthly maturities on time deposits.

Accrued Interest. The carrying amounts of accrued interest approximate their fair values.

Federal Home Loan Bank Advances, Junior Subordinated Debenture and Other Borrowings. Fair values of Federal Home Loan Bank advances, junior subordinated debenture and other borrowings which consist of securities sold under an agreement to repurchase are estimated using discounted cash flow analysis based on the Company's current incremental borrowings rates for similar types of borrowings.

Off-Balance-Sheet Financial Instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Comprehensive Income. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net earnings. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items along with net earnings, are components of comprehensive income.

Recent Pronouncements. In December 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-3, "*Accounting for Certain Loans and Debt Securities Acquired in a Transfer*" (SOP 03-3). SOP 03-3 addresses accounting for differences between contractual cash flows expected to be collected and an investor's initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP 03-3 also prohibits "carrying over" or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of SOP 03-3. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The Company does not anticipate that the adoption of SOP 03-3 will have a material impact on its consolidated financial condition or result of operations.

In March 2004, the Emerging Issues Task Force reached a consensus on Issue 03-1, "*Meaning of Other Than Temporary Impairment*" (Issue 03-1). The Task Force reached a consensus on an other-than-temporary impairment model for debt and equity securities accounted for under Statement of Financial Accounting Standards No. 115, "*Accounting for Certain Investments in Debt and Equity Securities*" and cost method investments, and required certain additional financial statement disclosures. The implementation of the "*Other-Than-Temporary Impairment*" component of this consensus has been postponed. Management cannot determine the effect of the adoption of this guidance on the Company's consolidated financial condition or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "*Share Based Payment.*" This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, which includes stock options and warrants, based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. Public entities will adopt this Statement using a modified version of prospective application. Under this application, this Statement will apply to new awards and to awards modified, repurchased, or cancelled after the required effective date and to awards not yet vested that exist as of the effective date. This Statement is effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. Management has not yet determined what effect this Statement will have on the Company's 2006 consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, "*Exchanges of Nonmonetary Assets-an Amendment to APB opinion No. 29.*" This Statement addresses the measurement of exchanges of nonmonetary assets. The Statement is effective for fiscal periods beginning after June 15, 2005. Management believes this Statement will not have a material effect on the Company's consolidated financial statements.

Reclassifications. Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

(continued)

(2) Securities

Securities have been classified according to management's intention. The carrying amount of securities and approximate fair values were as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At December 31, 2004:				
Securities Held to Maturity-				
Mortgage-backed securities	$ 24,134	$ 87	$(156)	$ 24,065
Security Available for Sale-				
Mutual fund	$ 250	$ -	$ (3)	$ 247
At December 31, 2003:				
Securities Held to Maturity-				
Mortgage-backed securities	$ 16,539	$ 72	$(109)	$ 16,502
Security Available for Sale-				
Mutual fund	$ 250	$ -	$ (4)	$ 246

There were no securities sold during the years ended December 31, 2004 or 2003.

Securities with gross unrealized losses at December 31, 2004, aggregated by investment category and length of time that individual securities have been in a continuous loss position, is as follows (in thousands):

	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Securities held to maturity-				
Mortgage-backed securities	$ (37)	$ 5,997	$(119)	$ 9,978
Security available for sale-				
Mutual fund	$ -	$ -	$ (3)	$ 247

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

(continued)

(2) Securities, Continued

The unrealized losses on investment securities held to maturity were caused by interest rate changes. It is expected that the securities would not be settled at a price less than the par value of the investments. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

(3) Loans

The components of loans are as follows (in thousands):

	At December 31,	
	2004	2003
Residential real estate	$ 61,070	$ 57,797
Multi-family real estate	10,853	10,148
Commercial real estate	38,064	26,129
Developed land	18,169	16,783
Commercial	581	490
Consumer	162	72
Total loans	128,899	111,419
Add (deduct):		
Net deferred loan costs and premiums	539	393
Allowance for loan losses	(628)	(492)
Loans, net	$ 128,810	$ 111,320

An analysis of the change in the allowance for loan losses follows (in thousands):

	Year Ended December 31,	
	2004	2003
Beginning balance	$ 492	$ 288
Provision for loan losses	136	204
Ending balance	$ 628	$ 492

(continued)

(3) Loans, Continued

The following is a summary of information pertaining to impaired and nonaccrual loans (in thousands):

	At December 31, 2004	At December 31, 2003
Impaired loans without a valuation allowance	$ 3,268	$ -
Impaired loans with a valuation allowance	-	-
Total impaired loans	$ 3,268	$ -
Valuation allowance related to impaired loans	$ -	$ -
Total nonaccrual loans	$ 3,268	$ -
Total loans paid-due ninety days or more and still accruing	$ -	$ -

	Year Ended December 31, 2004	Year Ended December 31, 2003
Average investment in impaired loans	$ 928	$ -
Interest income recognized on impaired loans	$ -	$ -
Interest income recognized on a cash basis on impaired loans	$ -	$ -

(4) Premises and Equipment

A summary of premises and equipment follows (in thousands):

	At December 31, 2004	At December 31, 2003
Land	$ 1,371	$ 626
Buildings and improvements	2,187	891
Furniture, fixtures and equipment	843	610
Leasehold improvements	107	-
Total, at cost	4,508	2,127
Less accumulated depreciation and amortization	(394)	(215)
Premises and equipment, net	$ 4,114	$ 1,912

(continued)

(4) Premises and Equipment, Continued

The Company leases one branch facility under an operating lease. The lease contains two five-year renewal options and requires the Company to pay an allowable share of common area maintenance and real estate taxes. Rent expense under operating leases during the years ended December 31, 2004 and 2003 was $70,000 and $67,000, respectively. At December 31, 2004, the future minimum lease payments are approximately as follows (in thousands):

Year Ending	Amount
2005	$ 59
2006	59
2007	59
2008	60
2009	60
Thereafter	260
	$ 557

(5) Deposits

The aggregate amount of time deposits with a minimum denomination of $100,000, was approximately $27.0 million and $24.4 million at December 31, 2004 and 2003, respectively.

A schedule of maturities of time deposits follows (in thousands):

Year Ending December 31,	Amount
2005	$ 47,384
2006	9,831
2007	8,143
2008	13,547
2009	10,440
	$ 89,345

(continued)

(6) Federal Home Loan Bank Advances and Junior Subordinated Debenture

The maturities and interest rates on the Federal Home Loan Bank ("FHLB") advances were as follows (dollars in thousands):

Maturity Year Ending December 31,	Call Date	Interest Rate	At December 31, 2004	At December 31, 2003
2004	-	1.15%	$ -	$ 1,850
2004	-	3.93	-	2,000
2006	-	2.44	2,200	2,200
2007	-	3.48	2,500	2,500
2007	-	3.70	2,000	2,000
2008	2005	2.03	3,000	3,000
2012	2007	4.05	3,000	3,000
2013	2008	3.42	2,000	2,000
2013	2008	3.09	3,000	3,000
2013	2008	2.80	1,950	1,950
2013	2008	2.56	3,000	3,000
2013	2008	3.44	3,000	3,000
2014	2007	3.14	4,000	-
2014	2009	3.64	8,000	-
			$ 37,650	$ 29,500

Certain of the above advances are callable by the FHLB at the dates indicated.

At December 31, 2004 and 2003, the FHLB advances were collateralized by a blanket lien on qualifying residential one-to-four family mortgage loans, commercial and multi-family real estate loans and all of the Company's Federal Home Loan Bank Stock.

On September 30, 2004, the Company issued a $5,155,000 junior subordinated debenture to an unconsolidated subsidiary. The debenture has a term of thirty years. The interest rate is fixed at 6.4% for the first five years, and thereafter, the coupon rate will float quarterly at the three-month LIBOR rate plus 2.45%. The junior subordinated debenture, due in 2034, is redeemable in certain circumstances after October 2009.

(continued)

(7) Other Borrowings

Other borrowings consists of securities sold under an agreement to repurchase. The securities sold under the agreement to repurchase were delivered to the broker-dealer who arranged the transactions. Information concerning the securities sold under an agreement to repurchase is summarized as follows (dollars in thousands):

	Year Ended December 31,	
	2004	2003
Balance at year end	$ 5,000	$ 8,750
Average balance during the year	$ 7,719	$ 194
Average interest rate during the year	2.25%	2.36%
Maximum month-end balance during the year	$ 8,750	$ 8,750
Securities held to maturity pledged as collateral	$ 5,672	$ 9,900

The maturities and interest rates on securities sold under an agreement to repurchase are as follows (dollars in thousands):

Maturing Year Ended December 31,	Interest Rate	At December 31, 2004	At December 31, 2003
2004	1.20%	$ -	$ 1,250
2004	1.58%	-	2,500
2005	2.33%	3,000	3,000
2006	2.95%	2,000	2,000
		$ 5,000	$ 8,750

At December 31, 2004, the Company also had $2.5 million available under a line of credit. There were no amounts outstanding in connection with this agreement at December 31, 2004.

(8) Financial Instruments

The estimated fair values of the Company's financial instruments were as follows (in thousands):

	At December 31, 2004		At December 31, 2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 3,223	$ 3,223	$ 539	$ 539
Securities held to maturity	24,134	24,065	16,539	16,502
Security available for sale	247	247	246	246
Loans	129,319	129,376	112,726	112,734
Federal Home Loan Bank stock	1,965	1,965	1,525	1,525
Accrued interest receivable	878	878	1,224	1,224
Financial liabilities:				
Deposit liabilities	97,994	98,404	80,744	81,566
Federal Home Loan Bank advances	37,650	38,075	29,500	30,512
Other borrowings	5,000	4,952	8,750	8,750
Junior subordinated debenture	5,155	5,383	-	-

(continued)

(8) Financial Instruments, Continued

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit and undisbursed loans in process and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and undisbursed loans in process is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, upon extension of credit, is based on management's credit evaluation of the counterparty.

Commitments to extend credit typically result in loans with a market interest rate when funded. A summary of the amounts of the Company's financial instruments with off-balance-sheet risk at December 31, 2004 follows (in thousands):

	Contract Amount	Carrying Amount	Estimated Fair Value
Undisbursed loans in process	$ 879	-	-
Commitments to extend credit	$ 10,536	-	-

(9) Credit Risk

The Company grants the majority of its loans to borrowers throughout Broward and portions of Palm Beach and Miami-Dade Counties, Florida. Although the Company has a diversified loan portfolio, a significant portion of its borrowers' ability to honor their contracts is dependent upon the economy in Broward, Palm Beach and Miami-Dade Counties, Florida.

(continued)

(10) Income Taxes

Income taxes consisted of the following (in thousands):

	Year Ended December 31, 2004	2003
Current:		
Federal	$ 1,071	$ 70
State	174	13
Total current	1,245	83
Deferred:		
Federal	(246)	442
State	(33)	75
Total deferred	(279)	517
Total	$ 966	$ 600

The reasons for the differences between the statutory Federal income tax rate and the effective tax rate are summarized as follows (dollars in thousands):

	Year Ended December 31, 2004		2003	
	Amount	% of Pretax Earnings	Amount	% of Pretax Earnings
Income taxes at statutory rate	$ 862	34.0%	$ 535	34.0%
Increase resulting from:				
State taxes, net of Federal tax benefit	93	3.7	58	3.7
Other	11	.4	7	.4
	$ 966	38.1%	$ 600	38.1%

(continued)

(10) Income Taxes, Continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands).

	At December 31,	
	2004	2003
Deferred tax asset:		
Allowance for loan losses	$ 126	$ 75
Organizational and preopening costs	28	60
Other	3	1
Deferred tax assets	157	136
Deferred tax liabilities:		
Loan costs	68	182
Accrual to cash adjustment	248	423
Premises and equipment	129	105
Other	17	10
Deferred tax liabilities	462	720
Net deferred income tax liability	$ 305	$ 584

(11) Related Party Transactions

The Company has entered into transactions with its executive officers, directors and their affiliates in the ordinary course of business. There were no loans to related parties at December 31, 2004 or 2003. At December 31, 2004 and 2003, these same related parties had approximately $1,362,000 and $1,365,000, respectively on deposit with the Company.

(12) Stock Compensation

The Company established an Incentive Stock Option Plan (the "Plan") for officers, directors and employees of the Company and reserved 522,000 shares of common stock for the plan. Both incentive stock options and nonqualified stock options may be granted under the plan. The exercise price of the stock options is determined by the board of directors at the time of grant, but cannot be less than the fair market value of the common stock on the date of grant. The options vest over three and five years. The options must be exercised within ten years from the date of grant. At December 31, 2004, options to purchase 116,500 shares remain available for grant.

(continued)

(12) Stock Compensation, Continued

A summary of the activity in the Company's stock option plan is as follows (dollars in thousands, except per share amounts):

	Number of Shares	Range of Per Share Option Price	Weighted-Average Exercise Price	Aggregate Option Price
Outstanding at December 31, 2002 ...	272,000	$ 5.00-6.75	5.59	1,520
Granted ...	15,000	8.20	8.20	123
Outstanding at December 31, 2003 ...	287,000	5.00-8.20	5.72	1,643
Granted ...	124,500	10.00	10.00	1,245
Exercised...	(35,067)	5.00-6.75	5.22	(183)
Forfeited...	(6,000)	6.75-8.20	7.23	(43)
Outstanding at December 31, 2004 ...	370,433	$ 5.00-10.00	$ 7.19	$ 2,662

The weighted-average contractual lives of the outstanding stock options at December 31, 2004 and 2003 were 91 months and 95 months, respectively. At December 31, 2004, the stock options granted under the plan are exercisable as follows:

Year Ending December 31,	Number of Shares	Weighted-Average Exercise Price
Currently ...	180,000	$ 5.35
2005...	48,233	8.39
2006...	44,900	8.64
2007...	44,900	8.64
2008...	27,500	9.83
2009...	24,900	10.00
	370,433	$ 7.19

Effective January 1, 2002, the Board of Directors adopted a nonemployee director compensation and stock purchase plan under which each outside director is required to purchase Company stock with compensation for board meetings at a price no less than fair market value. A total of 15,000 shares have been authorized for issuance to outside directors under this plan. A total of 1,534 and 1,108 shares of common stock were sold to outside directors under this plan during the years ended December 31, 2004 and 2003, respectively. A total of 11,348 shares are available for issuance at December 31, 2004.

(continued)

(13) Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the regulatory banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and percentages (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004, the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percentages as set forth in the following tables. There are no conditions or events since that notification that management believes have changed the Bank's category. The Company's and the Bank's actual capital amounts and percentages are also presented in the table (dollars in thousands).

	Actual		For Capital Adequacy Purposes		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	%	Amount	%	Amount	%
As of December 31, 2004:						
Total capital to Risk-Weighted assets:						
Company	$ 22,329	20.68%	$ 8,639	8.00%	$ N/A	10.00%
Bank	22,207	20.57	8,636	8.00	10,795	10.00
Tier I Capital to Risk-Weighted Assets:						
Company	21,701	20.10	4,320	4.00	N/A	N/A
Bank	21,579	19.99	4,318	4.00	6,477	6.00
Tier I Capital to Total Assets:						
Company	21,701	13.49	6,433	4.00	N/A	N/A
Bank	21,579	13.42	6,433	4.00	8,041	5.00

(continued)

(13) Regulatory Matters, Continued

	Actual		For Capital Adequacy Purposes		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	%	Amount	%	Amount	%
As of December 31, 2003:						
Total capital to Risk-Weighted assets	$ 15,389	16.71%	$ 7,368	8.00%	$ 9,210	10.00%
Tier I Capital to Risk-Weighted Assets	14,896	16.17	3,685	4.00	5,528	6.00
Tier I Capital to Total Assets	14,896	12.02	4,956	4.00	6,195	5.00

(14) Dividends

The Company is limited in the amount of cash dividends that may be paid. Banking regulations place certain restrictions on dividends and loans or advances made by the Bank to the Holding Company. The amount of cash dividends that may be paid by the Bank to the Holding Company is based on the Bank's net earnings of the current year combined with the Bank's retained earnings of the preceding two years, as defined by state banking regulations. However, for any dividend declaration, the Company must consider additional factors such as the amount of current period net earnings, liquidity, asset quality, capital adequacy and economic conditions. It is likely that these factors would further limit the amount of dividend which the Company could declare. In addition, bank regulators have the authority to prohibit banks from paying dividends if they deem such payment to be an unsafe or unsound practice.

(15) Contingencies

Various claims also arise from time to time in the normal course of business which, in the opinion of management, will not have a material effect on the Company's consolidated financial statements.

(16) Simple IRA

The Company has a Simple IRA Plan whereby substantially all employees participate in the Plan. Employees may contribute up to 15 percent of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to the first 3% of an employee's compensation contributed to the Plan. Matching contributions vest to the employee immediately. For the year ended December 31, 2004, expense attributable to the Plan amounted to $32,124. There were no contributions for the year ending December 31, 2003.

(continued)

(17) Holding Company Financial Information

As discussed in Note 1 to the Consolidated Financial Statements, the Holding Company was organized during 2004. The Holding Company's unconsolidated financial information as of December 31, 2004 and for the year then ended follows (in thousands):

Condensed Balance Sheet

	At December 31, 2004
Assets	
Cash	$ 105
Investment in subsidiary	21,576
Other assets	282
Total assets	$ 21,963
Stockholders' Equity	
Accrued interest payable	$ 85
Junior subordinated debenture	5,155
Stockholders' equity	16,723
	$ 21,963

Condensed Statement of Earnings

	Year Ended December 31, 2004
Earnings of subsidiary	$ 1,651
Expenses	(81)
Net earnings	$ 1,570

(continued)

(17) Holding Company Financial Information, Continued

Condensed Statement of Cash Flows

	Year Ended December 31, 2004
Cash flows from operating activities:	
Net earnings	$ 1,570
Adjustments to reconcile net earnings to net cash used in operating activities:	
Equity in undistributed earnings of subsidiary	(1,651)
Increase in other assets	(282)
Increase in accrued interest payable	85
Net cash used in operating activities	(278)
Cash flow from investing activities:	
Dividend from subsidiary	150
Investment in subsidiary	(5,120)
Net cash used in investing activities	(4,970)
Cash flows from financing activities:	
Issuance of junior subordinated debenture	5,155
Proceed from sale of common stock	15
Proceed from exercise of common stock options	183
Net cash provided by financing activities	5,353
Net increase in cash	105
Cash at beginning of the year	-
Cash at end of year	$ 105

Report of Independent Registered Public Accounting Firm

OptimumBank Holdings, Inc.
Fort Lauderdale, Florida:

We have audited the accompanying consolidated balance sheets of OptimumBank Holdings, Inc. and Subsidiary (the "Company") at December 31, 2004 and 2003, and the related consolidated statements of earnings, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

HACKER, JOHNSON & SMITH PA
Fort Lauderdale, Florida
February 22, 2005

PROFILE

OptimumBank Holdings, Inc. is a bank holding company and the parent company of OptimumBank, a Florida state chartered commercial bank. The Bank's deposits are insured by the Federal Deposit Insurance Corporation. The Bank opened for business on November 1, 2000 and since opening has grown significantly. At December 31, 2004, the Bank had total assets of $164.6 million, net loans of $129.3 million, total deposits of $98.0 million and stockholder's equity of $16.7 million. During 2004, the Bank had net earnings of $1,569,448 or $.60 per share compared to $974,029 or $.37 per share for the 2003 year.

OptimumBank offers real estate lending, retail banking and commercial banking, services and products to individuals and businesses in Broward, Miami-Dade and Palm Beach Counties. The Bank also offers state-of-the-art internet banking services through its "OptiNet" internet banking website, located at www.optimumbank.com.

OptimumBank Holdings Common Stock is quoted on the NASDAQ SmallCap Market System under the symbol "OPHC."


OptimumBank
Holdings, Inc.

Holding Company and Bank Board of Directors

Albert J. Finch
*Chairman of the Board**

Richard L. Browdy
*President**

Michael Bedzow
President, Groupe Pacific

Sam Borek
Managing Partner, Law Offices of Borek & Goldhirsh

Irving P. Cohen
Of Counsel, Thompson, Hine LLP

Gordon Deckelbaum
President, Premier Developers

Paul B. Fay, Jr.
President, The Fay Improvement Company

H. David Krinsky
President, Maxim Properties

Wendy Mitchler
Attorney at Law

Larry Willis
Vice President, Annette Willis Insurance Agency

* Holding Company and Bank Officers

Holding Company and Bank Offices

Executive, Lending and Administration
2477 E. Commercial Boulevard
Fort Lauderdale, FL 33308
954-776-2332

Plantation Bank Branch
10197 Cleary Boulevard
Plantation, FL 33324
954-452-9501

Galt Ocean Mile Bank Branch
3524 N. Ocean Boulevard
Ft. Lauderdale, FL 33308
954-566-7316

Deerfield Beach Bank Branch
2215 W. Hillsboro Boulevard
Deerfield Beach, FL 33442
954-570-8525

OptimumBank Officers

Albert J. Finch
Chief Executive Officer

Richard L. Browdy
President, COO, CFO

Thomas A. Procelli
Executive Vice President

Frank A. Nelson
Senior Vice President Lending

Jenny Brown
Vice President, Loan Servicing

Yolanda E. Espi
Vice President, Branch Manager-Plantation

Lesile M. Legg
Vice President, Operations

Gary Newman
Vice President, Controller

Sally Reimer
Vice President, Branch Manager Deerfield Beach

Lisa Corr
Vice President, Lending

Cheryl L. Folino
Asst. Vice President, Branch Manager-Galt Ocean Mile

Michel Vogel
Assistant Vice President, Lending

Corporate Information

Independent Accountants
Hacker, Johnson & Smith PA
500 North Westshore Blvd,
Suite 1000
Tampa, FL 33609

Registrar and Transfer Agent
Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, NY 10004

Form 10-KSB
Copies of the Holding Company's 10-KSB Report may be requested without charge by mail at the main office, by e-mail info@optimumbank.com or by telephone 888-991-2265. It is also available at www.optimumbank.com